UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COLUMBUS ADVISORY GROUP, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 58th STREET, 14th FLOOR
(No. and Street)

NEW YORK, (City) N.Y. (State) 10155 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL O. BUNSIS (516) 745-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL P. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COLUMBUS ADVISORY GROUP, LTD., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL O. BUNSIS
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY
LIC. #02BU4946506
COMM. EXP. MARCH 17, 2015

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH) FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLUMBUS ADVISORY GROUP, LTD.

CONTENTS

DECEMBER 31, 2013

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

RECEIVED
2014 JUL -2 PM 2:33
SEC / MR

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

COLUMBUS ADVIOSRY GROUP, LTD.

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of Columbus Adviosry Group, Ltd.. (the "Company") as of December 31, 2013 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Columbus Adviosry Group, Ltd., as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in my audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

February 25, 2014

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS:		
Cash		$ 6,917
Receivables from brokers and dealers:		
Clearance account	$ 250,695	
Good faith deposit account	84,508	335,203
Other assets:		
Deposits		100,000
Total assets		**$ 442,120**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued compensation		$ 18,201
Accrued expenses payable		$ 291,222
Total current liabilities		**309,423**
STOCKHOLDERS EQUITY:		
Common stock, no par value; authorized 200 shares; outstanding 100 shares.	$ 10,000	
Additional paid-in capital	290,000	
Retained earnings (deficit)	(167,303)	
Total stockholder's equity		**132,697**
Total liabilities and stockholder's equity		**$ 442,120**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:		
Commissions		$ 3,058,385
Other income		285,859
Trading account		(758)
Total revenue		**3,343,486**
Expenses:		
Salaries of voting stockholders	$ 255,000	
Other employee compensation	940,568	
Regulatory fees	118,053	
Depreciation	9,293	
Insurance expense	83,421	
Auto	25,721	
Rent	348,854	
Telephone	89,957	
Office expense	88,118	
Quote expense	55,601	
Professional fees	88,158	
Payroll tax expense	109,277	
Consulting and Outside Labor	528,376	
Postage	56,718	
Selling expenses	55,048	
Commissions paid to other broker dealers	133,552	
Other expenses	216,425	
Total expenses		**3,202,140**
Net Income		**$ 141,346**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 141,346
Adjustments to reconcile net loss to net cash Provided by operating activiites:		
Depreciation	$ 9,293	
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
Decrease in receivable from brokers and dealers	108,400	
Decrease in other assets	29,839	
Decrease in accrued expenses	(52,377)	
Decrease in accrued compensation	(184,262)	
Distributions	(233,973)	
Total adjustments from operating activities		(323,080)
Net decrease in cash and cash equivalents		(181,734)
CASH AND CASH EQUIVALENTS – January 1, 2013		188,651
CASH AND CASH EQUIVALENTS - December 31, 2013		**$ 6,917**

The accompanying notes are an integral part of these financial statements.

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

Stockholders Equity, January 1, 2013	$ 225,324
Add: Net Income	141,346
Less: Distributions	(233,973)
Stockholders' Equity, December 31, 2013	**$ 132,697**

See notes to financial statements.

COLUMBUS ADVISTORY GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. DESCRIPTION OF BUSINESS

Columbus Advisory Group, Ltd. (the "Company") is a registered securities broker-dealer located in New York, New York. The company became a member of the National Association of Securities Dealers ("NASD") on September 9, 2003, and commenced operations on that date as a securities broker-dealer. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis. The Company was incorporated under the laws of the State of New York on December 4, 2002 and changed its name from Murphy Financial Group, Inc. on March 24, 2003 and further changed its name on June 30, 2013 from Olympia Asset Management, LTD.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of furniture and equipment is provided on a straight-line basis and MACRS method of depreciation.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The stockholder of the Company has elected to be taxed as an "S" corporation for federal and New York State tax purposes. Under "S" status, the Company is not subject to federal and NYS corporate income taxes on its taxable income. Instead, the stockholder is individually liable for income taxes on corporate taxable income. Accordingly, the accompanying financial statements only provide for corporation income taxes imposed by New York City.

3. DUE FROM CLEARING FIRM

The Company has a clearing agreement with RBC, Inc. The clearing broker has custody of the Company securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers, which are carried, on the books and records of the clearing broker.

COLUMBUS ADVISORY GROUP, LTD.

CONTINUED NOTES TO FINANCIAL STATEMENTS

At December 31, 2013, the amount due from the Company's clearing firm consisted of net commission's receivable of $250,695 and a clearing deposit of $50,000 and a balance due from its old clearing firm in the amount of $34,508

4. **LEASE COMMITMENT**

The Company leases an office facility under a lease expiring in 2018. The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

Year ending December 31, 2014	$ 348,000

The rent expense was $348,854 for the year 2013.

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

The Company places its cash in commercial checking accounts; bank balances may from time to time exceed federally insured limits.

6. **RELATED PARTY TRANSACTIONS**

The stockholder received capital distributions from the Company in the amount of $233,973 during the year.

7. **EMPLOYEE BENEFIT PLAN**

The Company maintains a 401(k) plan the (the"Plan") for the benefit of substantially all full-time employees. Eligible employees may make voluntary contributions to the Plan, subject to statutory and Plan limitations.

8. **THE FOLLOWING SUPPLEMENTARY INFORMATION IS SUBMITTED:**

Exemption from Rule 15c3-3 is claimed under (k) (2) (ii):
All customer transactions are cleared through another broker-dealer, RBC, Inc. on a fully disclosed basis.

COLUMBUS ADVISORY GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS CONTINUED-

NET CAPITAL REQUIREMENTS:
As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregated indebtedness, as defined, or $5,000, whichever is greater.
Net capital as reported on page 9 of this audited Form X-17A-5 indicates net capital of $32,697, which exceeded the required minimum net capital of $20,628 by $12,069. The company's ratio of aggregate indebtedness to net capital was 9.46 to 1.

9. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, the Company may have cash at banks in excess of federally Insured limits and is exposed to the credit risk resulting from this concentration of cash.

COLUMBUS ADVISORY GROUP, LTD.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2013

Stockholders' equity		$ 132,697
Less: non-allowable assets		(100,000)
Net capital before haircuts		32,697
Less: Haircuts on securities		-0-
Net capital		**32,697**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $309,423)	**$ 20,628**	20,628
Excess net capital		**$ 12,069**
Excess net capital at 1000%		**$ 1,755**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 309,423**
Percentage of aggregate indebtedness to net capital	**946.33%**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2013

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 32,697
Audit adjustment	-0-
Net capital per audited report, December 31, 2013	**$ 32,697**

No material differences existed between the unaudited and audited net capital computation.

COLUMBUS ADVISORY GROUP, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

COLUMBUS ADVISORY GROUP, LTD.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of

COLUMBUS ADVISORY GROUP, LTD

In planning and performing my audit of the financial statements and supplementary schedules of Columbus Advisory Group, LTD. (the "Company") for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management and required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

In addition, my review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(I) as of December 31, 2013, and no facts came to my attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2014

COLUMBUS ADVISORY GROUP, LTD

SIPC GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2013

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Shareholder of:
Columbus Advisory Group, LTD

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments
[General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC*") for the year ended December 31, 2013, which were agreed to by Columbus Advisory Group, Ltd. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7*). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the audited *Form X-17A-5* (Focus Report) for the year ended December 31, 2013, , with the amounts reported in *Form SIPC-7 for the year ended December 31,2013 noting no differences;*
3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7* on which it was originally computed noting no differences. and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arnold G. Greene

February 25, 2014

Columbus Advisory Group, LTD
Schedule of Assessment and Payments
For the year ended December 31, 2013

Total Revenues	**$3,343,486**
SIPC Net Operating Revenue	**3,343,486**
SIPC General Assessment at .0025	**$ 8,359**
Less: Payments July 2013	(4,538)
Assessment Balance Due (Paid February 2014)	**$3,821**